FORM 12b-25

                                                              [    0-9500   ]
                                                              SEC FILE NUMBER

                                                              [ 06204516 10 0]
                                                                CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-F [X]Form 10-Q [ ]Form N-SAR

For Period Ended: June 30, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________________________________________
________________________________________________________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

Part I  Registrant Information

Full Name of Registrant   MOUNTAINS WEST EXPLORATION, INC.

Former Name if Applicable   N/A

616 Central, S.E., Suite 213
Address of Principal Executive Office (Street and Number)

Albuquerque, New Mexico 87102
City, State and Zip Code

Part II  Rules 12b-25(b) and (c):

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report on From 10-K, Form 10-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III  Narrative
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant's accountant had an unexpected death in his family while he was preparing the financial and other information required by the Registrant's Form 10-QSB. The death required him to travel from Albuquerque and to be gone for some time from the offices. Upon his return, he became ill from a virus and was unable to work for a few days. . It is believed that the Registrant's Quarterly Report on Form 10-QSB will be completed and filed within 5 days following the date of this Notification.

Part IV  Other Information
(1) Name and telephone number of person to contact in regard to this notification.

     Robert A. Doak, Jr.                 505-243-4949
          (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                        MOUNTAINS WEST EXPLORATION, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 1997         By: Robert A. Doak, Jr.
                                  ------------------------------
                                  Robert A. Doak, Jr., President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).